Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

July 28, 2005

Item 3  News Release

A press release was issued on July 28, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire

Item 4  Summary of Material Change

On July 28, 2005, the Company announced that recent testing of one of its product lines, Royal Building Systems (RBS), suggests that RBS does not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings. Over 550 non-utility RBS structures, which include car washes, office buildings, factories and houses, have been built in the US in the last 8 years. Approximately 350 of these structures are car washes, which principally have limited human occupancy.

RBS is a modular, component-based concrete forming system, involving hollow panels that interconnect to create walls. Concrete is poured into these vertically assembled panels to construct a durable, low-maintenance structure. RBS also includes a car wash interior refinishing product line, known as the Royal Renew Paneling System, which involves unfilled panels that are fastened to the walls of an existing car wash. Approximately 950 car washes have been retrofitted with Royal Renew, which are also subject to the smoke generation requirements of applicable US building codes.

These systems are marketed by Royal Building Technologies, a subsidiary of the Company. During the 12 months ended December 2004, approximately $8.5 million of RBS, including the Royal Renew Paneling System, was sold into the US, representing less than 1% of the Company's consolidated sales.

Management has decided to immediately cease production and shipment of non-utility structures utilizing RBS components, in the US and global locations. Furthermore, with the assistance of appropriate consultants, the Company is presently evaluating buildings previously constructed or under construction with the System to determine any additional appropriate steps to address the concerns raised by the recent testing. The Company will then assess the applications of the

System appropriate for future production and shipment. The Company advised that its RBS components comply with applicable Canadian building codes and that it is presently reviewing RBS's smoke generation performance vis-à-vis other applicable international building codes.

Since its market introduction in 1992, over 20,000 structures of various sizes have been built globally using components of RBS, in over 65 countries. The Company is not aware of any injuries involving smoke in these RBS structures. Furthermore, the Company noted that RBS components will not burn in the absence of continuous contact with an external flame source. In addition, the self-ignition temperature of RBS is significantly higher than most wood-based construction products.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Mark Badger,
Vice President, marketing and Corporate Communications
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

August 4, 2005

SCHEDULE “A”

Royal Group announces potential non-compliance of Royal Building System with smoke generation elements of certain US building codes

TORONTO, July 28 /CNW/ - Royal Group Technologies Limited (RYG-TSX; RYG-NYSE) today announced that recent testing of one of its product lines, Royal Building Systems (RBS), suggests that RBS does not consistently meet the smoke generation requirements of applicable US building codes for interior unfinished surfaces in non-utility buildings. Over 550 non-utility RBS structures, which include car washes, office buildings, factories and houses, have been built in the US in the last 8 years. Approximately 350 of these structures are car washes, which principally have limited human occupancy.

RBS is a modular, component-based concrete forming system, involving hollow panels that interconnect to create walls. Concrete is poured into these vertically assembled panels to construct a durable, low-maintenance structure. RBS also includes a car wash interior refinishing product line, known as the Royal Renew Paneling System, which involves unfilled panels that are fastened to the walls of an existing car wash. Approximately 950 car washes have been retrofitted with Royal Renew, which are also subject to the smoke generation requirements of applicable US building codes.

These systems are marketed by Royal Building Technologies, a subsidiary of Royal Group Technologies Limited. During the 12 months ended December 2004, approximately $8.5 million of RBS, including the Royal Renew Paneling System, was sold into the US, representing less than 1% of Royal Group's consolidated sales.

Management has decided to immediately cease production and shipment of non-utility structures utilizing RBS components, in the US and global locations. Furthermore, with the assistance of appropriate consultants, the Company is presently evaluating buildings previously constructed or under construction with the System to determine any additional appropriate steps to address the concerns raised by the recent testing. Royal Group will then assess the applications of the System appropriate for future production and shipment. The Company advised that its RBS components comply with applicable Canadian building codes and that it is presently reviewing RBS's smoke generation performance vis-à-vis other applicable international building codes.

Since its market introduction in 1992, over 20,000 structures of various sizes have been built globally using components of RBS, in over 65 countries. The Company is not aware of any injuries involving smoke in these RBS structures. Furthermore, the Company noted that RBS components will not burn in the absence of continuous contact with an external flame source. In addition, the self-ignition temperature of RBS is significantly higher than most wood-based construction products.

Commenting on these recent findings, Royal Group's President and CEO, Lawrence J. Blanford stated that management "will be guided in this situation by best practices in product stewardship" and "is committed to meeting customers' expectations for safe, durable, low-maintenance building products, which Royal Group has cultivated as a core strategy".

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule", and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal Group specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal Group's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of July 28, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Media and Investors: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701